Exhibit 99.1

FOR IMMEDIATE RELEASE:

Hub Security Provides Company Updates: Strengthening Our Commitment to Excellence

Tel-Aviv Israel, September 14, 2023 /PRNewswire/ - HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), announces a series of updates and initiatives aimed at further enhancing its commitment recovery of our positioning and value.

Hub Security is dedicated to reaffirming its commitment to innovation, financial stability, and customer-centric state-of-the-art cyber solutions. With that view, HUB Security’s management decided to share the following key updates:

New Line of Products: HUB Security’s new line of products promises enhanced Zero-Trust security and confidentiality for our clients, addressing the ever-evolving cybersecurity landscape with cutting-edge solutions.

Hub Secure File Vault Upgrade: Our flagship product, the Hub Secure File Vault, has undergone a significant transformation. The latest version is now significantly more robust to match large enterprises’ and governments’ needs , making it easier than ever for organizations to secure and manage their sensitive data with the highest level of hardware-backed security.

Introducing Hub Guard: Hub Security is revolutionizing the way organizations manage cyber risks. Hub Guard offers an unparalleled comprehensive view of critical cyber risks and activities. We have just launched a new feature that enables organizations to monitor their cyber resilience posture in real time, providing a single source for visualizing and managing their cybersecurity preparedness.

Financial Progress: Hub Security is actively working on its H1 financial reports, demonstrating our commitment to transparency and financial stability.

Expanding Client Partnerships: We are in advanced discussions with potential clients for new partnerships and deals. These potential collaborations are a testament to our commitment to expanding our business activity and offering tailored solutions to meet the evolving needs of our clients.

Streamlined Recovery Plan: Hub Security has initiated a comprehensive recovery plan aimed at reestablishing our market positioning as leaders in the Confidential Compute arena.

Uzi Moskowitz, CEO of Hub Security, stated, “These updates represent our unwavering commitment to our clients, investors, and employees. We are navigating these transformative times with resilience and determination, focusing on innovation and financial stability to emerge stronger than ever.”

For more information about the HUB Secure File Vault and how it can revolutionize your organization’s data security strategy, please visit www.hubsecurity.com or contact info@hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB Security”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (ii) the outcome of any legal proceedings that may be instituted against the combined company; (iii) the ability to meet stock exchange continued listing standards; (iv) the risk that the consummation of the business combination disrupts HUB Security’s current operations and future plans; (v) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vi) costs related to the transaction; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (x) inaccuracies for any reason in the estimates of expenses and profitability and projected financial information for HUB Security; and (xi) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023..

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the matters addressed in this press release and attributable to HUB Security or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

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